Exhibit 99.1

Sinovac Files Registration Documents for Euvax-B(TM) with SFDA Loan Repayment Received from One Former Director
Thursday February 8, 8:00 am ET

BEIJING, Feb. 8 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced it has filed registration documents with the China State Food and Drug Administration for LG Life Sciences (LGLS) hepatitis B vaccine, Euvax-B(TM). Sinovac is the exclusive distributor for Euvax-B pursuant to a distribution agreement with LGLS signed in February 2006.

Mr. Changjun Fu, Vice President in charge of sales and marketing, said, "The filing of the registration statement is a key step in our ongoing efforts to obtain regulatory approval to sell Euvax-B in China. We look forward to bringing this hepatitis B vaccine to market through Sinovac's established distribution network."

As previously disclosed, Sinovac issued loan repayment letter in June 2006 to two of its former directors, Lily Wang and Heping Wang, in an effort to take immediate remedial steps to address any potential violation of Section 402 of the Sarbanes-Oxley Act. The Company has recently received full repayment in the amount of US$ 562,515.31 from Lily Wang, a former director and CFO until March 22, 2006, for the outstanding balance of a loan owed to the Company arising from her earlier acquisition of Tangshan Yian's equity interest in Sinovac Beijing. The loan in aggregate amount of RMB 10.8 million owed to the Company by Heping Wang for his assuming Tangshan Yian's loan obligations remains outstanding. The Company is working with Mr. Wang in resolving this remaining issue.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

     Investors / Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017 / 7033
     Email:  scarrington@theruthgroup.com
                jmccargo@theruthgroup.com